MONTHLY REPORT - FEBRUARY, 2007
                               Global Macro Trust
              The net asset value of a unit as of February 28, 2007
               was $1,020.96, down  3.5% from $ 1,058.04 per unit
                            as of January 31, 2007.

                                       Managing         Unit
                                        Owner          Holders          Total
Net Asset Value (463,327.034      $   5,415,245     484,801,199     490,216,444
   units) at January 31, 2007
Addition of 6,837.632 units on            5,285       7,229,200       7,234,485
   February 1, 2007
Redemption of 5,627.901 units on             (0)     (5,745,862)     (5,745,862)
   February 28, 2007
Net Income (Loss) - February, 2007     (163,072)    (17,157,392)    (17,320,464)
                                    -----------  --------------  --------------
Net Asset Value at February 28,   $   5,257,458     469,127,145     474,384,603
2007
                                    ===========  ==============  ==============
Net Asset Value per Unit at
February 28, 2007 (464,644.035
units inclusive of 107.270
additional units.)                               $     1,020.96



                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 8,573,398      16,866,943

      Change in unrealized gain (loss) on open      (25,377,298)    (23,753,124)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           230,609         166,083


   Interest income                                    1,878,228       3,884,393

   Foreign exchange gain (loss) on margin               (31,894)       (128,672)
      deposits

Total: Income                                       (14,726,957)     (2,964,377)

Expenses:
   Brokerage commissions                              2,704,321       5,510,568

   20.0% New Trading Profit Share                      (252,450)          5,285

   Custody Fees                                               0               0

   Administrative expense                               141,636         282,015


Total: Expenses                                       2,593,507       5,797,868

Net Income (Loss) - February, 2007                 $(17,320,464)     (8,762,245)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                     March 13, 2007



Dear Investor:


Global Macro Trust ("GMT") was down 3.50% for February, 2007. Year-to-date the Trust is down 1.84%.

The biggest story of the month was the global meltdown in stocks on February 27 which started with a drop of about 9% in Chinese shares. This resulted in losses in the portfolio's stock index futures sector and interest rate sector. Commodity trading was profitable and currency trading was flat.

While the immediate trigger for the stock market selloff was the sharp drop in the overheated mainland Chinese equity markets, concerns about economic growth and the subprime mortgage lending sector contributed to the decline. This selloff resulted in losses in the Trust's long stock indices in Europe, the U.S., China and Hong Kong. Long positions in Japanese, Taiwanese, Australian and South African indices generated small profits.

With the selloff in stocks, there was a sudden flight to quality resulting in demand for government notes and bonds. Losses were sustained in the interest rate sector of the portfolio on short positions in Australian, German, British and U.S. notes and bonds and Swiss, German, British and U.S. short-term interest rates. Long positions in Canadian and Japanese bonds were profitable.

In the currency markets, a strong mid-month rally in the yen paused abruptly, counterintuitively, when the Bank of Japan raised rates, but the rally continued later in the month resulting in a loss in a short yen position. Long positions versus the dollar were profitable in the Australian, New Zealand and Singapore dollars, the euro and the Hungarian forint resulting in an overall profit from dollar crosses. The profit was offset by losses on non-dollar crosses as the carry trade (long high yielding currencies versus low yielding currencies) unwound somewhat. Long positions in the pound vs. Swiss franc, Mexican peso vs. yen and Turkish lira vs. euro were unprofitable. Long positions in the pound vs. Swedish krona and Swiss franc vs. Canadian dollar were profitable.

Commodity trading as a whole generated a profit led by metals and grains. Despite the financial market turmoil, industrial metals were strong and long positions in tin, lead, nickel and aluminum were profitable, as were long positions in gold and silver. A short position copper was unprofitable. In the grains, long positions in corn, soybeans, soybean meal and soybean oil were profitable. These markets are supported by export demand and the proliferation of ethanol plants coming on line in the Midwest. Long positions in wheat were flat. In other agricultural markets, short positions in sugar and cotton generated small losses and cocoa, coffee, rubber and livestock trading was flat. Energy prices rallied and losses were sustained on short positions in Brent and WTI crude oil, heating oil, London gas oil and reformulated gasoline, outweighing a gain on a short position in natural gas.

                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman